Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (908) 766-3813

Ivan G. Seidenberg
Chief Executive Officer
Verizon Communications Inc.
140 West Street
29th Floor
New York, NY 10007

        Re: Verizon Communications Inc.
                   Definitive Revised Schedule 14A
                   Filed March 28, 2007
                   File No. 1-08606

Dear Mr. Seidenberg:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Structure and Practices of the Board of Directors, page 3

1.   Please disclose the "specified information" in your bylaws that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Compensation Discussion and Analysis, page 23

2.   You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the committee makes in determining base salary levels and incentive compensation amounts. For example, on page 26, you disclose that "individual salary levels reflect the executive's scope of responsibility, performance and experience." Likewise, on page 27, you disclose that, in setting the target values of a short-term incentive plan award, the committee "primarily takes into consideration an individual's scope of responsibility." Please disclose more specifically how the committee's consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

Role of Employees and Consultants, page 25

3.   To assist shareholders in understanding how the committee determined the elements and level of executive compensation, generally describe the kind of information in the "tally sheets, career compensation analyses, and internal pay equity analyses" mentioned on page 25 and discuss how this information is used in the compensation process.

Elements of Compensation, page 26

Annual Incentive Compensation—The Verizon Short-Term Incentive Plan, page 26

4.   On page 27 you disclose the company financial performance targets the committee considered in determining short-term incentives awards. You also disclose that the committee considered two non-financial measures. For each named executive officer, please disclose the performance targets for these non-financial measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not

sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer's achievement levels for that performance measure.

Similarly address the undisclosed company target and threshold levels in the following subsection regarding long-term incentive awards.

5.   You disclose on page 24 that the performance goals for Messrs. Babbio and Strigl under the annual incentive plan were based upon "the performance of their particular business unit" in addition to overall company performance. Please indicate the relative weight the committee gave to business unit performance versus overall company performance in determining each officer's awards. Disclose whether the same performance goals described on page 27 were used in the committee's determination of business unit performance. If they were not the same, please disclose the performance goals the committee used and how the committee's consideration of the performance goals resulted in the amount awarded to each officer. Disclose the business unit targets for each officer or provide us with a supplemental analysis consistent with comment above.

6.   You disclose on page 27 that the committee established company performance targets of adjusted earnings per share. Please disclose the special and non-recurring items you eliminated from income in establishing the adjusted earnings per share target.

Compensation Tables, page 38

Severance and Change in Control Benefits, page 43

7.   You disclose in note one to each officer's table that, regarding long-term incentives, "award values were calculated utilizing year to date projections of [total shareholder return] attainment." Please discuss all of the material assumptions underlying your estimate of total shareholder return attainment and, thus, of long-term incentive payments, in the tables. For example, discuss to what extent your estimate of total shareholder return attainment deviates from the performance target objective. See Instruction 1 to Regulation S-K Item 402(j).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel